

Mail Stop 3720

March 27, 2009

Mr. Daniel Trudeau
President
Anticus International Corporation
1155 Rene-Levesque Quest, Suite 2500
Montreal, Quebec, Canada H3B 2K4

> **RE:** **Anticus International Corporation**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed October 14, 2008**
>
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 000-51779**

Dear Mr. Trudeau:

We have reviewed your supplemental response letter dated March 12, 2009, filed March 16, 2009 as well as your filing and have the following comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

1. Please amend your filing as indicated in your responses to prior comments 11 and 12.

Business

2. We note that your website indicates that the Company's name is now Green Yeast. Please revise your disclosure to indicate your correct business name.

Management's Discussion and Analysis of Financial Condition

3. We note your response to prior comment 8 from our letter dated January 29, 2009. Please revise your disclosure under the Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchasers of Equity Securities section to indicate the periods during which your common stock was not quoted on the Over the Counter Bulletin Board but was quoted on the Pink Sheets.

Controls and Procedures

4. We note your response to prior comment 14 from our letter dated January 29, 2009. Please expand further to explain why your disclosure controls and procedures were not effective.

5. We note your response to prior comment 15 from our letter dated January 29, 2009. Please revise this section to explain and reconcile your disclosure from your 10-K that management has identified a material weakness with your proposed disclosure that management has concluded that your internal control over financial reporting was effective. Also, note that the evaluation of the effectiveness of internal control over financial reporting in your amended 10-K should be as of June 30, 2008, the end of your fiscal year.

Quarterly Report on Form 10-Q for the period ended September 30, 2008

Item 4T – Controls and Procedures

6. We note your response to prior comment 21 from our letter dated January 29, 2009. Please revise your 10-Q to include the disclosures required by Item 4T of Form 10-Q and to reflect your response from your letter dated March 12, 2009.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director